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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(MARK ONE)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________ TO _____________

                         COMMISSION FILE NUMBER 33-63078

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       EZCORP, INC. 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  EZCORP, INC.
                              1901 CAPITAL PARKWAY
                               AUSTIN, TEXAS 78746

================================================================================

INFORMATION FURNISHED

      1. Audited financial statements and supplemental schedules of the EZCORP, Inc. 401(k) Plan and Trust (the "Plan").

      2. The written consent of the independent registered public accounting firm for the Plan, filed as an exhibit to this annual report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EZCORP, INC. 401(k) PLAN AND TRUST

            Signature                                      Date

By: /s/ Dan N. Tonissen
    ----------------------------------                 July 29, 2005
    Dan N. Tonissen
    EZCORP, Inc. 401(k) Plan and Trust
    Administrative Committee

                       EZCORP, INC. 401(k) PLAN AND TRUST

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

           December 31, 2004 and 2003 and year ended December 31, 2004

                                    CONTENTS

                                                                                                 Page
Reports of Independent Registered Public Accounting Firms.....................................     1

Audited Financial Statements:

        Statements of Net Assets Available for Benefits.......................................     3
        Statement of Changes in Net Assets Available for Benefits.............................     4
        Notes to Financial Statements.........................................................     5

Supplemental Schedules:

        Schedule H, Line 4a - Schedule of Delinquent Participant Contributions................     9
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........................    10

Exhibit Index.................................................................................    11

Consents of Independent Registered Public Accounting Firms....................................    12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

Administrative Committee
EZCORP, Inc. 401(k) Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the EZCORP, Inc. 401(k) Plan and Trust as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2004, and schedule of delinquent participant contributions for the year, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                            /s/ BDO SEIDMAN, LLP

Dallas, Texas
July 14, 2005

            Report of Independent Registered Public Accounting Firm

Administrative Committee
EZCORP, Inc. 401(k) Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the EZCORP, Inc. 401(k) Plan and Trust as of December 31, 2003. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statement taken as a whole. The accompanying supplemental schedule of delinquent participant contributions is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statement and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Austin, Texas
November 15, 2004

                       EZCORP, INC. 401(k) PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                             DECEMBER 31,
                                                                     2004                  2003
                                                                ----------------      ---------------
ASSETS:
     Cash                                                       $         34,259      $        16,461
     Investments, at fair value                                        4,569,685            3,299,286
     Participant loans, at cost                                          131,247              159,521

     Receivables:

        Employer contributions                                            72,357                9,189
        Employee contribution                                             26,708               21,109
                                                                ----------------      ---------------
     Total receivables                                                    99,065               30,298
                                                                ----------------      ---------------

Total assets                                                           4,834,256            3,505,566

LIABILITIES:

     Fees payable                                                          3,208                1,550
     Excess contribution refunds and other payables                       16,903               18,800
                                                                ----------------      ---------------
Total liabilities                                                         20,111               20,350
                                                                ----------------      ---------------

Net assets available for benefits                               $      4,814,145      $     3,485,216
                                                                ================      ===============

See accompanying notes to financial statements.

                       EZCORP, INC. 401(k) PLAN AND TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
    Employee contributions                                                       $    413,362
    Employer matching contributions                                                   133,047
    Net appreciation in fair value of investments and investment income             1,194,192
                                                                                 ------------
Total additions                                                                     1,740,601

DEDUCTIONS:

    Distributions to participants                                                     394,234
    Administrative expenses                                                            12,912
    Excess contribution refunds                                                         4,526
                                                                                 ------------
Total deductions                                                                      411,672
                                                                                 ------------

Net increase in net assets available for benefits                                   1,328,929
Net assets available for benefits at beginning of year                              3,485,216
                                                                                 ------------
Net assets available for benefits at end of year                                 $  4,814,145
                                                                                 ============

See accompanying notes to financial statements.

                       EZCORP, INC. 401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The EZCORP, Inc. 401(k) Plan and Trust (the "Plan") is a defined contribution plan covering substantially all eligible employees of EZCORP, Inc. and its subsidiaries (the "Company"). The Plan became effective October 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2004, the trustee changed from Security Trust Company to Reliance Trust Company, who holds all Plan assets. Complete information regarding the Plan is included in the plan agreement. Significant Plan provisions are summarized below.

ELIGIBILITY

Employees are eligible to participate in the Plan upon the attainment of 21 years of age and completion of six months of service. Under the enrollment provisions of the Plan, eligible employees are allowed to enter the Plan on the first day of each quarter of any fiscal year following the completion of six months of service.

CONTRIBUTIONS

Participants are allowed to make voluntary contributions to the Plan up to the maximum allowed under the Internal Revenue Code (the "Code"). The Company makes contributions to the Plan of amounts determined and authorized by the Company's Board of Directors up to the maximum amounts permitted by the Internal Revenue Service ("IRS"). The Company's matching contributions are based on each participant's contribution, up to 6% of the participant's compensation and made in the form of EZCORP Class A Non-voting Common Stock. The participants can transfer the vested matching contribution to other investment funds at their discretion.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution, and Plan earnings. Participants are given a choice of fourteen investment options in which to invest their contributions. Plan earnings in each of these funds are allocated based on each participant's fund account balance relative to the aggregate of all participants' fund account balances. Effective May 25, 2004, participants were no longer provided the option to invest in the Company stock fund.

VESTING PROVISIONS

Participants are immediately vested in their contributions and earnings thereon. The Company's contributions vest according to the following schedule:

YEARS OF SERVICE             VESTING PERCENTAGE
----------------             ------------------
       1                              0%
       2                             25%
       3                             50%
       4                             75%
       5                            100%

PARTICIPANT LOANS

Participants are allowed to borrow a maximum amount of the lesser of 50% of the participant's vested amount or $50,000. Loans are amortized over a maximum of 60 months, unless the purpose of the loan is for the purchase of the principal residence of the participant in which case the maximum period may be 20 years. Repayment is made through equal installment payroll deductions each pay period. The loans are collateralized by the vested balance in the participant's account, and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant is entitled to receive an amount equal to the value of his or her account, payable in lump-sum form or in periodic installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of the termination of the Plan, the individual accounts of all participants shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed to participants.

2. SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

VALUATION OF INVESTMENTS

The Plan's investments in mutual funds and common stock are stated at fair value based primarily on quoted prices in active markets. Participant loans are stated at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DISTRIBUTIONS

Distributions to participants are recorded by the Plan when actual payment is made. Distributions not paid, as of the end of the plan year, are included in investments in the statement of net assets available for benefits.

EXPENSES

Substantially all expenses incident to the administration of the Plan are paid by the Company.

FORFEITED NON-VESTED ACCOUNTS

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $12,021 and $9,905, respectively. These accounts will be used to reduce future employer contributions.

EXCESS CONTRIBUTIONS

Contributions in excess of maximum limits allowed by the IRS are accrued as liabilities to be refunded to participants. At December 31, 2004 and 2003, excess contributions were $4,526 and $18,800, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

RECLASSIFICATIONS

Certain prior year financial statement balances have been reclassified to conform to the current year presentation.

3. INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 or 2003.

                                                                     DECEMBER 31,
                                                                 2004            2003
                                                             ------------    ------------
Goldman Sachs Prime Obligations Fund                         $    220,485    $    178,600
Pimco Total Return Admin Fund                                     236,270         195,104
Davis New York Venture A Fund                                     577,663         536,860
T. Rowe Price Mid-Cap Growth Fund                                 482,619         408,146
American Funds Europacific A Fund                                 486,288         394,750
EZCORP Class A Non-voting Common Stock                          1,976,564       1,176,512

During 2004, the Plan's investments (includes investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds                                                              $   276,913
Common stock (all EZCORP Class A Non-voting Common Stock)                     917,279
                                                                          -----------
                                                                          $ 1,194,192
                                                                          ===========

4. INCOME TAX STATUS

The underlying non-standardization prototype plan has received an opinion letter from the Internal Revenue Service ("IRS") dated November 19, 2001 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                       EZCORP, INC. 401(k) PLAN AND TRUST
                          YEAR ENDED DECEMBER 31, 2004

                             SUPPLEMENTAL SCHEDULES

                       EZCORP, INC. 401(k) PLAN AND TRUST
     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                             EIN: 74-2540145 PN: 001
                          YEAR ENDED DECEMBER 31, 2004

                   PARTICIPANT CONTRIBUTIONS         TOTAL THAT CONSTITUTE NONEXEMPT
YEAR ENDED         TRANSFERRED LATE TO PLAN              PROHIBITED TRANSACTIONS
----------         -------------------------         -------------------------------
   1999                    $ 115,994                          $ 115,994
   2002                    $   5,014                          $   5,014
   2003                    $ 123,893                          $ 123,893

Delinquent participant contributions in 1999, 2002 and 2003 were corrected outside of the Voluntary Fiduciary Compliance Program in 2004. The total amount of accrued interest on late remittances for contributions made in 1999, 2002 and 2003 was determined to be $1,798 and this amount was paid to the Plan on November 12, 2004.

                       EZCORP, INC. 401(k) PLAN AND TRUST

                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

                              (HELD AT END OF YEAR)
                             EIN: 74-2540145 PN: 001
                                DECEMBER 31, 2004

                                                                                                 CURRENT
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                        VALUE
--------------------------------------           -----------------------------------            ----------
Goldman Sachs Prime Obligations Fund                Money Market                                $  220,485
Vanguard Short Term Federal Fund                    Mutual fund                                     20,534
Pimco Total Return Admin Fund                       Mutual fund                                    236,270
Columbia High Yield Fund                            Mutual fund                                    165,254
Dodge & Cox Stock Fund                              Mutual fund                                     79,379
Davis New York Venture A Fund                       Mutual fund                                    577,663
Vanguard Index 500 Fund                             Mutual fund                                     33,264
Growth Fund of America A Fund                       Mutual fund                                     62,050
Pimco Renaissance Admin Fund                        Mutual fund                                     40,773
T. Rowe Price Mid Cap Growth Fund                   Mutual fund                                    482,619
Constellation Clover Small Cap Fund                 Mutual fund                                     33,632
Columbia Acorn Z Fund                               Mutual fund                                     56,374
American Funds Europacific A Fund                   Mutual fund                                    486,288
American Funds Am Balanced A Fund                   Mutual fund                                     98,536
*EZCORP Class A Non-Voting Common Stock             Common stock                                 1,976,564
*Participant loans                                  With varying maturity dates and
                                                     interest rates ranging from 5%
                                                     to 10.5%                                      131,247
                                                                                                ----------
                                                                                                $4,700,932
                                                                                                ==========

* Indicates a party-in-interest to the Plan.

                                  EXHIBIT INDEX

EXHIBIT 23.1      CONSENT OF BDO SEIDMAN, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXHIBIT 23.2      CONSENT OF ERNST & YOUNG, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM